Exhibit 99.120

VERSES

VERSES Recognized in Gartner's 2024 Hype Cycle for Artificial Intelligence Report

VANCOUVER, British Columbia, July 17, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, today announces that the Company has been recognized in Gartner's 2024 Hype Cycle for Artificial Intelligence report.

"It's an honor to be recognized and to be mentioned alongside other well-respected tech companies like Nvidia by Gartner, one of the world's top technology and research firms, in their Hype Cycle AI report, often considered the 'gold standard' of technology reports guiding the technology investment for Fortune 500 companies," said VERSES CEO Gabriel René.

"We very much agree that, as the report states, Generative AI has peaked and our technology, First Principles AI, is 'On the rise', 'Transformational', and is in the 'Innovation Trigger' phase. We are very encouraged that entities such as Gartner are taking notice."

VERSES is listed in the section of the report titled "First-Principles AI (FPAI)". Of note, within the "Why this is Important" section, the report states that "FPAI instills a more reliable representation of the context and the physical reality, yielding more adaptive systems. This leads to reduced training time, improved data efficiency, better generalization, and greater physical consistency."

According to the "Business Impact" section of the report, "FPAI helps train models with fewer data points and accelerates the training process, helping models converge faster to optimal solutions. It improves the generalizability of models to make reliable predictions for unseen scenarios, including applicability to nonstationary systems, and enhances transparency and interpretability, boosting trustworthiness."

A link to the full report can be found here: https://www.gartner.com/doc/reprints?id=1-2HV4OPON&ct=240618&st=sb

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120